Exhibit 2

March 15, 2022, Mexico City, United Mexican States

REPORT OF THE CHIEF EXECUTIVE OFFICER OF VISTA OIL & GAS, S.A.B. DE C.V.

To the Shareholders of Vista Oil & Gas, S.A.B.

de C.V.

cc. Board of Directors of

Vista Oil & Gas S.A.B., de C.V.

Dear Ladies and Gentlemen:

The undersigned, in my capacity as Chief Executive Officer of Vista Oil & Gas, S.A.B. de C.V., in accordance with article 44, section XI of the Securities Market Law, in connection with article 172 of the General Law of Commercial Companies, hereby submit the report of (i) the performance of the Company and its subsidiaries, the policies followed by Vista’s management and the main existing projects, (ii) the financial position of Vista and its subsidiaries throughout and at the end of the fiscal year, (iii) the results of Vista and its subsidiaries and (iv) the changes in the items comprising the Company’s equity that occurred during the fiscal year ended on December 31, 2021.

OUR COMPANY

Vista is an independent oil and gas company operating since April 4, 2018, that seeks a leadership position in Latin America. Led by an experienced Management Team, we seek to generate strong returns for our shareholders based on the following foundations: (i) the quality of our 183,084 net acres in the Vaca Muerta shale play in Argentina, (ii) our peer-leading operating performance, (iii) a robust balance sheet and strong financial results, and (iv) a sustainability-focused culture.

COMPANY’S PERFORMANCE DURING 2021, MANAGEMENT POLICIES, AND MAIN EXISTING PROJECTS

Business continuity in the context of the covid-19 pandemic

During 2021 we adapted the Business Continuity Plan introduced in response to Covid-19, as the progress in vaccination provided coverage to our staff and the general population in Argentina and Mexico. We temporarily reverted to isolated cells for essential field operations during the peaks of the Covid-19 variants and carried out frequent antigen tests for rapid detection of positive cases.

Since April 2021 we implemented a hybrid work scheme for office staff, with two separate cells at each location, to limit office attendance to 50% of the total capacity in our premises. This protocol allowed us to reconnect teams in live meetings, whilst minimizing risks at the office. The hybrid scheme was temporarily switched to 100% home-office as contagion rates increased during the propagation of the Omicron variant.

Vaca Muerta development in Bajada del Palo Oeste

During 2021, we completed and tied-in five 4-well pads (pad #6 to #10), adding 20 shale oil wells and taking the shale oil well count in Bajada del Palo Oeste to 40 at year-end. Total shale production in 2021 increased to 23,353 boe/d, out of which 23,225 boe/d corresponds to the shale production of Bajada del Palo Oeste, which reached approximately 28,100 boe/d on December 31, 2021.

We reduced drilling and completion costs by 18% year-over-year, to an average of 10 $MM per well on a normalized basis (for a well of 2,800 of lateral length and 47 stages). This achievement is the consequence of a clear roadmap with a focus on continuous improvement across several fronts. From an execution standpoint, during 2021 we reduced drilling days per well by 27% compared to 2020, and increased completion efficiency to 8.2 stages per day. We have also captured savings in completion fluids, through the application of the right technologies, as well as close collaboration with our service providers. In terms of procurement, we achieved savings through the reduction of drilling and completion service rates, as well as in water and proppant purchases.

Relevant Aspects of 2021

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Total proved reserves as of December 31, 2021, totalled 181.6 MMboe, a 42% increase compared to 128.1 MMboe as of December 31, 2020. The increase was mainly driven by strong performance in Bajada del Palo Oeste. The implied reserves replacement ratio was 477%, while the oil reserves replacement ratio was 519%.

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During 2021, total production was 38,845 boe/d, composed of 30,359 bbl/d of oil, representing 78% of the total production, 1.27 MMm3/d of natural gas, representing 21% of the total production, and 475 boe/d of NGL, representing the remaining 1%. Total production in 2021 increased 46% vis-a-vis 2020.

•	During 2021, the Company reduced scope 1 and 2 GHG emissions by 14%, implying a reduction in the intensity of 39% to 24.1 kgCO2/boe. Vista also established its ambition to become net zero in 2026.

•	During 2021, the average realized crude oil price was 54.9 $/bbl, a 48% increase compared to 2020. The average realized natural gas price for 2021 was 3.2 $/MMbtu, 56% higher than 2020.

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Total revenues during 2021 were 652.2 $MM, a 138% increase compared to 273.9 $MM during 2020. The increase was mainly driven by higher realized prices and higher production. In the same period, we exported 3,054.4 Mbbl of oil, representing 182.2 $MM.

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Lifting cost in 2021 was 7.4 $/boe (excluding our 50% non-operated interest in Aguada Federal and Bandurria Norte), representing a 18% decrease compared to the average lifting cost per boe in 2020, as the incremental production from Bajada del Palo Oeste, with low marginal cost, continues to dilute the fixed cost base of the Company.Adjusted EBITDA for 2021 was 380.1 $MM, resulting in an Adjusted EBITDA margin of 58%. Such figure represents a 298% increase compared to an Adjusted EBITDA of 95.6 $MM during 2020, driven by higher revenues and lower lifting cost per boe.

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Total CAPEX for 2021 was 324.1 $MM, of which approximately 220.0 $MM were invested in the Company’s shale oil developments, 26.9 $MM in conventional blocks and 77.0 $MM in facilities and other projects.

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In 2021, the Company recorded a positive free cash flow of 105.9 $MM. The cash flow generated by operating activities was 401.4 $MM. while the cash flow used in investing activities reached 295.5 $MM for the year. Cash flow generated by financing activities totaled 6.1 $MM, mainly driven by proceeds from borrowings of 358.1 $MM, payments of capital of 284.7 $MM, and interest payments of 54.6 $MM.

•	Cash at the end of 2021 was 315.0 $MM. Gross debt totalled 611.0 $MM as of year-end, resulting in net debt of 296.0 $MM and a net leverage ratio of 0.8x Adj. EBITDA.

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Adjusted Net Income during 2021 totalled 78.5 $MM, compared to a loss of 115.1 $MM during 2020, mainly driven by a higher Adjusted EBITDA and partially offset by higher income tax expense, and higher depreciation, depletion, and amortization. Adjusted EPS was 0.89 $/share in 2021, compared to (1.32) $/share in 2020.

Relevant Aspects of Q4 2021

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Q4 2021 total production was 41,064 boe/d, a 34% increase compared to Q4 2020, mainly driven by production growth in Bajada del Palo Oeste. Oil production in Q4 2021 increased 41% y-o-y to 32,436 bbl/d.

•	In Q4 2021, shale wells contributed production of 25,699 boe/d, of which 98% corresponds to shale oil wells in Bajada del Palo Oeste, where the Company tied-in 20 new wells in 5 pads during the year.

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Revenues in Q4 2021 were 196.0 $MM, 146% above the 79.5 $MM generated in Q4 2020, driven by an increase in production and realized prices. In Q4 2021, 33% of oil sales volumes were exported (995.6 Mbbl of oil and 70.5 $MM in revenues).

•	In Q4 2021, the average realized crude oil price was 60.6 $/bbl, a 6% increase compared to the average realized crude oil price of Q3 2021 and a 51% increase compared to Q4 2020.

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Realized natural gas price for Q4 2021 was 2.7 $/MMBTU, resulting in a 70% increase y-o- Y driven by Plan Gas summer prices of 2.7 $/boe, applicable to approximately 70% of total natural gas volumes, and an increase in industrial prices from 1.2 to 2.7 $/MMBTU.

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Lifting cost in Q4 2021 was 7.5 $/boe (excluding our 50% non-operated interest in Aguada Federal and Bandurria Norte), representing a 7% decrease compared to the average lifting cost per boe of Q4 2020, as incremental production from Bajada del Palo Oeste with low marginal cost continues to dilute the fixed cost base of the Company.

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Adjusted EBITDA for Q4 2021 was 116.5 $MM, a sequential increase of 13% and a 224% increase compared to Q4 2020, driven by the increase in revenues amid flat lifting costs. Adjusted EBITDA margin was 59%, 14p.p. above the Adjusted EBITDA margin of Q4 2020.

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In Q4 2021, CAPEX was 97.3 $MM, reflecting the completion of the fifth pad for the year in Bajada del Palo Oeste (pad #10). This pad was tied-in in late December, with 54 average completion stages per well and an average lateral length of 2,854 meters per well.

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In Q4 2021, the Company recorded a positive free cash flow of 62.8 $MM. The cash flow generated by operating activities was 138.8 $MM, while the cash flow used in investing activities reached 76.0 $MM for the quarter. The cash flow used in financing activities totalled 13.5 $MM, mainly driven by interest payments of 3.8 $MM and debt repayments of 1.6 $MM.

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Adjusted Net Income during Q4 2021 totalled 35.4 $MM, compared to a loss of 21.6 $MM during Q4 2020, mainly driven by a higher Adjusted EBITDA and partially offset by current income tax expense. Adjusted EPS was 0.40 $/share in Q4 2021, compared to (0.25)$/share in Q4 2020.

Sustainability highlights of 2021

During 2021, Vista reinforced its commitment to sustainability. The main highlights in the Environmental, Social, and Governance fronts are summarized below:

Environmental

•	Finished baseline study with GHG actuals for 2019 and 2020, which constitute the baseline against which the Company will measure emissions reductions.

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Currently implementing selected projects prioritized by the Company’s carbon abatement cost curve, leading to reduced GHG emissions by 14% y-o-y, with investment in carbon reduction projects more than offsetting the impact of production increase.

•	Reduced GHG emissions intensity by 39% y-o-y, to 24.1 kgCo2e/boe.

•	Plan in place to reduce emissions in operations by 35% thru 2026.

•	Kicked off projects from NBS portfolio to offset remaining CO2 emissions, with the implementation of forest and soil carbon sequestration.

•	Established ambition to become net zero in scope 1 and 2 GHG emissions in 2026.

Social

•	Recorded TRIR of 0.29, well above Tier-1 international O&G standards.

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Solid progress in gender program, which comprehensively addresses multiple fronts such as hiring, mentoring and advancement, training and awareness, and new policies focusing on diversity, equity, and inclusion. During 2021, 60% of new hires were women.

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Continued investment in social infrastructure in Catriel: completed the first phase of 8km bicycle lane, assigned company premises for children’s sports activities, and sponsored a local table-tennis player.

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Made good progress in strengthening the local supply chain. In 2021, the total value of local purchases was 78 $MM, reflecting a 56% increase y-o-y. The share of local suppliers increased to 21% of total purchases.

•	Assigned Company premises to be used as a vaccination center during the Covid-19 pandemic.

Governance

•	Published inaugural 2020 Sustainability report, aligned with GRI and SASB reporting standards.

•	Established internal carbon price of 50 $/tn CO2e to reflect the cost of emissions in strategic planning and capital allocation.

•	Strengthened governance by issuing policies related to human rights, conflict of interest, diversity, equity & inclusion, and anti-corruption, and trained staff to improve awareness.

OUR MANAGEMENT TEAM

Experienced management and professional staff

Our Management Team and professional staff have vast experience in executing complex projects worldwide. Our management team played a pivotal role in unlocking the Vaca Muerta formation as an economically viable shale play, drilling more than 500 unconventional wells and bringing shale production to 50,000 boe/d from zero in their previous jobs. We believe that such experience of our management team and professional staff will improve our position among our competitors and enhance our ability to successfully leverage the exploitation of the Vaca Muerta formation.

We adopted our Long-Term Incentive Plan in April 2018 to attract and retain talented people which are key to us, incentivizing their performance and aligning their interests with ours. We consider that the Long-Term Incentive Plan could strengthen Vista and could help us generate positive results in our operations.

Lean and agile organization

Our employees are organized in a flat and lean organizational structure that we believe facilitates a rapid and effective decision-making process, allowing us to adapt to the continuous changes in the industry and business environment.

Our Management Team works closely with our operations, prioritizing shareholders’ returns while committing to high safety and security standards. We incorporate new technologies in order to automate every-day operations, improve response time and achieve real-time reporting.

FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR CONCLUDED ON DECEMBER 31, 2021

I attached hereto, as the only annex, the consolidated financial statements of the Company and its subsidiaries, together with the opinion of the external auditor, regarding the Company’s and its subsidiaries’ operations and results of the financial year, ended on December 31, 2021.

GREETINGS

Since the beginning of the Company, we have had a world-class Board of Directors, both on a professional and personal level, with vast experience in the industry and the region, composed mostly by independent directors. I am very fortunate to be able to rely on their experience and support, as well as the support of our staff. In the future, we will keep working to make the best of Vista, both with our Board of Directors and staff.

I want to express my gratitude to all the people in our team that has helped bring Vista to its current position with their constant dedication, and to you, our shareholders, for trusting us. We reiterate that we are fully focused on our operations to create value for you, our shareholders.

Sincerely yours,
/s/ Miguel Matías Galuccio
Miguel Matías Galuccio Chief Executive Officer of Vista Oil & Gas S.A.B., de C.V.